082-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Com[redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80

07020582

RECEIVED
2007 JAN 26 A 10:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date January 22, 2007
Contact Martina C. Schuler

SUPPL

Unaxis Holding

OC Oerlikon Corporation AG, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i.A. Martina C. Schuler

Corporate Communications

PROCESSED
JAN 30 2007
THOMSON
FINANCIAL

Enclosure

- **Disclosure of shareholding pursuant to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@oerlikon.com
www.oerlikon.com

dlw 1/29

Disclosure of shareholding pursuant to stock exchange act

Pfäffikon SZ, January 22, 2007 – According to information provided on January 18, 2007, by Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Zurich Branch, Uraniastrasse 9, 8001 Zürich, Switzerland, said company held a total of 19.757 % of voting rights in OC Oerlikon Corporation AG, Pfäffikon. The composition of the holding was as follows:

- 264 087 registered shares (1.867 %)
- 2 339 035 Call Options (16.539 %)
- 191 050 Short Put Options (1.351 %)

Group members are:

- Deutsche Bank AG, London Branch
  Winchester House
  1 Great Winchester Street
  London EC2N, Great Britain
- Deutsche Bank Aktiengesellschaft, Frankfurt am Main
  Zurich Branch
  Uraniastrasse 9
  8001 Zurich, Switzerland
- Deutsche Asset Management Investmentgesellschaft GmbH
  Mainzer Landstrasse 178-190
  60327 Frankfurt am Main, Germany
- Deutsche Bank AG, Singapore Branch
  DBS Building Tower Two
  8 Shenton Way 15-08
  Singapore, 068809
- DWS Investment (Spain) S.G.I.I.C, S.A.
  Paeso de la Castellana 18
  28046 Madrid, Spain
- Deutsche Bank Trust Company Americas
  60 Wall Street
  New York, NY 10005-2858, USA
- Deutsche Bank International Limited – Global Custody, Jersey
  St. Paul's Gate, New Street
  GBJ-St. Helier, JE4 8ZB, Great Britain
- Deutsche Investment Management Americas Inc.
  345 Park Avenue
  New York, NY 10154, USA

Nature of agreement: Group of Companies

Identity of representative:
Dirk Hadlich, Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Zurich Branch
Telephone: +41 44 227 37 84

For further information please contact:

Burkhard Böndel
Corporate Communications
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media@oerlikon.com
ir@oerlikon.com

Oerlikon – a leading global high-tech corporation

Oerlikon (SWX: OERL) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Oerlikon develops production systems, components, and services for high-technology products. Oerlikon currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.